SHELTON M. VAUGHAN
DIRECT DIAL: 713.402.3906
PERSONAL FAX: 713.583.9179
E-MAIL: SMVaughan@duanemorris.com
www.duanemorris.com
May 20, 2010
VIA EDGAR
Ms. Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

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Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2009 Form 10-Q for the fiscal quarter ended March 31, 2010 File No. 001-13926
Dear Ms. Parker:
     On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter are (i) the Company’s memorandum of response to the comment letter, dated April 30, 2010 (the “Comment Letter”), from the staff of the Division of Corporation Finance to the Company and (ii) the written acknowledgement from the Company requested by the Comment Letter.
     If you have any questions or comments concerning this matter, please contact me.
Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan
smv
Attachments

cc:	William C. Long, Esq.
Senior Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.

Duane Morris llp

3200 SOUTHWEST FREEWAY, SUITE 3150 HOUSTON, TX 77027-7534	PHONE: 713.402.3900 FAX: 713.402.3901
DM3\1377023.2

DIAMOND OFFSHORE DRILLING, INC.
(the “Company”)

Memorandum of Response
to
Comments of the Securities and Exchange Commission
regarding
the Company’s
Form 10-K for the fiscal year ended December 31, 2009
Filed February 23, 2010
and
Form 10-Q for the fiscal quarter ended March 31, 2010
Filed April 27, 2010
(File No. 001-13926)
May 20, 2010

General
     This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated April 30, 2010 concerning our Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and our Form 10-Q for the fiscal quarter ended March 31, 2010 (the “Form 10-Q”) (File No. 001-13926) (collectively, the “Reports”).
     The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the respective Report.

Response to Staff Comments
Form 10-K for the fiscal year ended December 31, 2009
General
1.	We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that the agreements with your customer from whom you derive 10 percent or more of your annual total consolidated revenues. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

Response: In response to the Staff’s comment, we confirm that the Company has filed all material contracts that we believe are required by Item 601(b)(10) of Regulation S-K. With respect to agreements between the Company or its subsidiaries and Petróleo Brasileiro S.A., or Petrobras, during the years ended December 31, 2009 and 2008, in which years Petrobras accounted for 15% and 13% of our annual total consolidated revenues, respectively, all such drilling contracts with Petrobras were agreements that ordinarily accompany the kind of business conducted by us and were entered into in the ordinary course of business. Moreover, we have had no master agreement with Petrobras, either currently or during 2009 or 2008; rather, Petrobras contracts for our drilling services on a rig-by-rig basis. For example, during 2009, we performed drilling services for Petrobras utilizing eight different drilling rigs pursuant to eight different drilling contracts and, in addition, entered into an additional contract for future work in Brazil to be performed by another drilling rig. Accordingly, there is no single contract with Petrobras upon which the Company’s business is substantially dependent or which provides for the sale of the major part of the Company’s products or services, as described in Regulation S-K Item 601(b)(10)(ii)(B). Therefore, the Company does not believe that such drilling contracts fall within the purview of Item 601(b)(10), and consequently believes that they are not required to be filed as exhibits.
Risk Factors
Our business involves numerous operating hazards . . . . page 11
2.	We note your disclosure that your insurance policies and contractual rights to indemnity may not adequately cover your losses, or may have exclusions of coverage for some losses, and that if a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect your financial position. Please expand your disclosure to discuss the extent of your insurance policies and the material exclusions of coverage. Quantify the amount of insurance you maintain for pollution and environmental risks, and quantify what would constitute a “significant” event that could adversely affect your financial situation.

Response: In response to the Staff’s comment, we propose to revise the disclosure prospectively, in our Form 10-Q for the quarterly period ending June 30, 2010, as set forth below. While we believe these revisions are responsive to the Staff’s comments, we do not believe it is appropriate or necessary, in order for the reader to gain an understanding of the material aspects of our insurance program, to quantify specifically the dollar limit of the liability insurance we maintain for pollution and environmental risks. In light of the highly sensitive nature of this information, we believe that the disclosure of such amount could potentially result in increased and/or additional claims against the Company. Moreover, making such information available to our customers, suppliers and other parties would put the Company at a significant disadvantage when negotiating contractual allocations of liabilities with these counterparties, potentially exposing the Company to greater risk than it would otherwise bear absent such disclosure. Rather than include disclosure that we do not believe is necessary to convey the material aspects of our insurance program, with effects that may be adverse to our investors, we believe it is appropriate and responsive to the Staff’s comments to disclose that we believe that our liability insurance limit is within the range that is customary for companies of our size in the offshore drilling industry and is appropriate for our business.

Accordingly, we have revised and expanded our disclosure as set forth below to more fully discuss the extent of our insurance policies and the material exclusions of coverage, in a manner we believe conveys to the reader the material aspects of our insurance program.

First, we propose to expand and modify the disclosure in the last two paragraphs of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — General” substantially as follows (the new or modified language is underlined for ease of reference):
     We are self-insured for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico. If a named windstorm in the U.S. Gulf of Mexico causes significant damage to our rigs or equipment, it could have a material adverse effect on our financial position, results of operations or cash flows. However, under our current insurance policy that expires on May 1, 2011, we continue to carry physical damage insurance for certain losses other than those caused by named windstorms in the U.S. Gulf of Mexico, with coverage and policy limits similar to our previous policy, for which our deductible for physical damage is $25.0 million per occurrence. We do not typically retain loss-of-hire insurance policies to cover our rigs.

     In addition, under our current insurance policy that expires on May 1, 2011, we carry marine liability insurance covering certain legal liabilities, including coverage for certain personal injury claims, with no exclusions for pollution and/or environmental risk. We believe that the policy limit for our marine liability insurance, which remains similar to the limit under our previous policy, is within the range that is customary for companies of our size in the offshore drilling industry and is appropriate for our business. Our deductibles for marine liability coverage, including for personal injury claims, are $10.0 million for the first occurrence and vary in amounts ranging between $5.0 million and, if aggregate claims exceed certain thresholds, up to $100.0 million for each subsequent occurrence, depending upon the nature, severity and frequency of claims which might arise during the policy year, which under the current policy commences on May 1 of each year.
In addition, the risk factor in our Annual Report on Form 10-K for the year ended December 31, 2009 captioned “Our business involves numerous operating hazards, and we are not fully insured against all of them.” will be amended and restated in its entirety substantially as follows (the new or modified language is underlined for ease of reference):
Our business involves numerous operating hazards, and we are not fully insured against all of them.
     Our operations are subject to the usual hazards inherent in drilling for oil and gas offshore, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and natural disasters such as hurricanes. The occurrence of any of these types of events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death to rig personnel, damage to producing or potentially productive oil and gas formations and environmental damage, and could have a material adverse effect on our results of operations and financial condition. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. In addition, offshore drilling operators are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather.
     Damage to the environment could also result from our operations, particularly through oil spillage, oil leaks or extensive uncontrolled fires. Pollution and environmental risks generally are not fully insurable where they are determined to be the result of criminal acts. In addition, although we believe the policy limit under our marine liability insurance is within the range that is customary for companies of our size in the offshore drilling industry and is appropriate for our business, the cost of a pollution event for which we are designated as a responsible party could exceed the policy limit. We may also be subject to damage claims by oil and gas companies or others.
     Our insurance policies and contractual rights to indemnity may not adequately cover our losses, or may have exclusions of coverage for some losses. Our contractual rights to indemnification may be waived or limited due to negligent or willful acts of commission or omission by us, our subcontractors and/or suppliers. We do not have insurance coverage or rights to indemnity for all risks, including, among other things, liability risk for certain amounts of excess coverage and certain physical damage risk. We do not typically retain loss-of-hire insurance policies to cover our rigs.
     If an accident or other event occurs that exceeds our coverage limits or is not an insurable event under our insurance policies, or is not fully covered by contractual indemnity, it could adversely affect our financial position, results of operations and cash flows. There can be no assurance that we will continue to carry the insurance we currently maintain or that those parties with contractual obligations to indemnify us will necessarily be financially able to indemnify us against all of these risks. In addition, no assurance can be made that we will be able to maintain adequate insurance in the future at rates we consider to be reasonable or that we will be able to obtain insurance against some risks.
We are controlled by a single stockholder . . . . page 16
3.	Please discuss in this risk factor the principal business of Loews. In this regard, we note your response to prior comment 4 of our letter dated July 31, 2008.

Response: In response to the Staff’s comment, we propose to revise the risk factor disclosure prospectively, in our Form 10-Q for the quarterly period ending June 30, 2010, substantially as follows (the new or modified language is underlined for ease of reference):
We are controlled by a single stockholder, which could result in potential conflicts of interest.
     Loews Corporation, which we refer to as Loews, beneficially owned approximately 50.___% of our outstanding shares of common stock as of July ___, 2010 and is in a position to control actions that require the consent of stockholders, including the election of directors, amendment of our Restated Certificate of Incorporation and any merger or sale of substantially all of our assets. In addition, three officers of Loews serve on our Board of Directors. One of those, James S. Tisch, the Chairman of the Board of our company, is also the Chief Executive Officer and a director of Loews. We have also entered into a services agreement and a registration rights agreement with Loews and we may in the future enter into other agreements with Loews.
     Loews is a holding company. In addition to us, its principal subsidiaries are CNA Financial Corporation, a 90% owned subsidiary engaged in commercial property and casualty insurance; HighMount Exploration & Production LLC, a wholly owned subsidiary engaged in exploration, production and marketing of natural gas and natural gas liquids; Boardwalk Pipeline Partners, LP, a 66% owned subsidiary engaged in the operation of interstate natural gas transmission pipeline systems; and Loews Hotels Holding Corporation, a wholly owned subsidiary engaged in the operation of hotels. Loews and its subsidiaries and we are generally engaged in businesses sufficiently different from each other as to make conflicts as to possible corporate opportunities unlikely. However, it is possible that Loews may in some circumstances be in direct or indirect competition with us, including competition with respect to certain business strategies and transactions that we may propose to undertake. In addition, potential conflicts of interest exist or could arise in the future for our directors who are also officers of Loews with respect to a number of areas relating to the past and ongoing relationships of Loews and us, including tax and insurance matters, financial commitments and sales of common stock pursuant to registration rights or otherwise. Although the affected directors may abstain from voting on matters in which our interests and those of Loews are in conflict so as to avoid potential violations of their fiduciary duties to stockholders, the presence of potential or actual conflicts could affect the process or outcome of Board deliberations. We cannot assure you that these conflicts of interest will not materially adversely affect us.
4.	We note your response to prior comment 8 of our letter dated July 31, 2008 that majority of Mr. Tisch’s professional time was spent on Loews and its business. Please discuss in this risk factor the amount of professional time Mr. Tisch spends on Loews and its business as compared to your business.

Response: In response to the Staff’s comment, we note that Mr. Tisch ceased to serve as our Chief Executive Officer as of May 28, 2008. Although he remains the non-executive Chairman of our Board of Directors, Mr. Tisch no longer serves as an officer of the Company. Consequently, he no longer receives compensation as an officer, but instead receives compensation only in his capacity as a director. Although Mr. Tisch spends time working on matters relating to our Company consistent with his position as our Chairman of the Board, in light of the fact that he has not served as an officer of the Company since May 28, 2008, we respectfully submit that it would not be appropriate to compare in this risk factor the amount of time he spends on Loews and its business.

Financial Statements
Note 6 – Financial Instruments and Fair Value Disclosures, page 70
1.	You indicate that a portion of the dayrate on one of your contracts will be paid through the conveyance of a 27% net profits interest in a minimum of 5 developmental oil-and-gas producing properties covering six wells owned by your customer. In addition, it appears you have recognized revenue for this contract, and you disclose that you believe collectability of the amount owed pursuant to the NPI arrangement, which approximated $70.5 million, was reasonably assured at December 31, 2009. So that we may better understand your conclusions, please address the following:

Response: During 2009 we amended a contract with one of our customers to operate one of our rigs. The terms of the amended contract provide that we are to receive $560,000 per day for each day that we operate. Payment terms under the amended contract provide that the first $75,000 per day are to be paid under normal credit terms (within 30 days after receipt of invoice) with the remaining $485,000 to be paid through a 27% net profit interest, or NPI, in a minimum of five oil and gas producing properties. We are not entitled to receive anything more than our contract provides, as this is a net profit interest (not a royalty interest). The timing of payments under the NPI is dependent on the production flow and energy prices at the time of production.
•	Clarify in further detail why you believe the collectability of the $70.5 million was reasonably assured at December 31, 2009 particularly in light of your statement that payments of the NPI, and the timing of such payments, are contingent upon production and energy sale prices.

Response: We believed that collectability of the $70.5 million was reasonably assured at December 31, 2009 because:
•	Our 27% NPI was in development wells for which hydrocarbons had already been found. They were not exploratory wells.

•	We engaged third party geologists who evaluated the reserve reports for the relevant properties and concluded that there should be more than sufficient hydrocarbons to recover our interest.

•	The price of crude oil at May 22, 2009, the date we amended the contract with our customer, was $61.67 per barrel. The cash flow projections at that time indicated a full payout, by mid-2011, for our services which we were to provide in 2009 and 2010. The projections indicated that the amount owed at the end of 2009 would be paid in 2010, and that payments for additional work to be performed in 2010 would be received by mid-2011. By December 31, 2009, the price of crude oil had risen to $79.36 per barrel.
•	Our 27% interest was in six different wells on a minimum of five different properties. Thus, our risk of non-collection was mitigated as, even if production of one or more wells was disappointing, the probability of ultimate collection from other wells was reasonably assured.

•	The customer, with whom we had this NPI arrangement, was contractually obligated to pay us $75,000 per day under normal credit terms and they paid this amount on a current basis. This customer also had another of our rigs under contract in 2009 and paid amounts due to us pursuant to such contract on a current basis.
The first of the wells in which we have an NPI went on production just before the end of March 2010 and is currently producing 3,500 to 4,000 barrels per day. We expect to begin recovering the amount owed to us under the NPI arrangement during the second quarter of 2010 and we continue to expect to collect all of the money owed to us by our customer pursuant to the NPI arrangement in 2011. We expect the amount earned by us in 2009 to be collected in 2010, and the amount earned by us in 2010 to be collected by mid-2011. However, the timing of these payments from this customer to us will depend on the timing of the production flow as well as product prices at the time of the production.

•	Describe to us your accounting treatment should your 27% NPI result in payments that exceed $70.5 million or fall short of $70.5 million.

Response: Regarding the accounting treatment of our 27% NPI, this is a net profit interest, not a royalty interest. We are not entitled to receive anything more than our contract provides, which generally equals the contractual dayrate for the number of days we operate for our customer. During 2009 we had operated approximately 146 days and recorded a receivable from our customer of $70.5 million to be collected through our 27% NPI. We do not expect to collect less than the $70.5 million owed to us from our customer at December 31, 2009. If at some future point we doubt collectability of the receivable, we will reserve the amount judged to be uncollectible at that time just as we do with each of our outstanding receivables.

•	Explain to us why you believe the amount to be collected is fixed and determinable at December 31, 2009 given the statements you make regarding the contingent nature of the payments with regard to production and energy prices.

Response: Pursuant to our contract with our customer, we are entitled to receive $560,000 per day for each day that we operate. During 2009 we operated approximately 146 days for our customer pursuant to this contract. Of the $81.4 million billed to our customer during 2009 pursuant to this contract, $70.5 million was to be collected from our 27% NPI under the terms of our agreement. We expect to collect all of the $70.5 million owed to us at December 31, 2009; however, we expect the timing of the payments from our customer to be dependent on the production flow and energy prices at the time of production.
Controls and Procedures, page 88
5.	We note your statements that “even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your internal control over financial reporting. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response: In response to the Staff’s comment, we propose to revise the disclosure appearing in the third paragraph under the caption “Internal Control Over Financial Reporting – Management’s Annual Report on Internal Control Over Financial Reporting” prospectively, in our Form 10-K for the year ending December 31, 2010, to read substantially as follows (the new or modified language is underlined for ease of reference):
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management’s assessment our management believes that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

[Letterhead of Diamond Offshore Drilling, Inc.]
May 20, 2010
VIA EDGAR
Ms. Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the fiscal quarter ended March 31, 2010
File No. 001-13926
Dear Ms. Parker:
Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated April 30, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on February 23, 2010, and Form 10-Q for the fiscal quarter ended March 31, 2010, filed on April 27, 2010 (File No. 001-13926) (collectively, the “Reports”).
The Company acknowledges, in connection with the Company’s response to the Comment Letter, that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Reports;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.
Very truly yours,
/s/ William C. Long
William C. Long
Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile 713-583-9179) Duane Morris LLP

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